EXHIBIT 21

List of Subsidiaries of Image Sensing Systems, Inc.

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
Flow Traffic Ltd.	Hong Kong Special Administrative Region of the People’s Republic of China

Image Sensing Systems Europe Limited	United Kingdom